Exhibit 3.1

INCUMBENCY CERTIFICATE

(1)	The Board resolved that:

any one of the Chairman, Chief Executive Officer, Group Finance Director, any other Executive Director, the Secretary, Alan George Scott and Stephen John Prior be authorised to sign on behalf of the Company any document;

(2)	The Board agreed:-

to appoint Larry Stone as Company Secretary with effect from and including 27 March 2002.

I hereby certify that:

(1) above is a true copy from a resolution of the Board of BT Group plc approved on 23 October 2001, and

(2) above is a true extract from the minutes of a meeting of the Board of BT Group plc held on 26 March 2002 and that the authority set out in (1) above and the appointment of Larry Stone as set out in (2) above remain in full force and effect at the date hereof.

/s/ STEPHEN JOHN PRIOR
STEPHEN JOHN PRIOR
Assistant Secretary

November 18, 2004